UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR REGISTRATION

UNDER SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number   001-35174

Issuer: DBX ETF Trust

Exchange: NYSE Arca, Inc.

(Exact name of Issuer as specified in its charter and name of Exchange where security is listed and/or registered)

Address: 345 Park Avenue

New York, New York 10154

Telephone number: (212) 250-5883

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Shares of beneficial interest, no par value, of the following portfolios:

Deutsche X-trackers Dow Jones Hedged International Real Estate ETF

Deutsche X-trackers MSCI Southern Europe Hedged Equity ETF

Deutsche X-trackers MSCI Spain Hedged Equity ETF

Deutsche X-trackers MSCI Italy Hedged Equity ETF

Deutsche X-trackers MSCI EAFE Small Cap Hedged Equity ETF

Deutsche X-trackers Japan JPX-Nikkei 400 Hedged Equity ETF

Deutsche X-trackers MSCI Emerging Markets High Dividend Yield Hedged Equity ETF

Deutsche X-trackers MSCI Eurozone High Dividend Hedged Equity ETF

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

[ ]	17 CFR 240.12d2-2(a)(1)
[ ]	17 CFR 240.12d2-2(a)(2)
[ ]	17 CFR 240.12d2-2(a)(3)
[ ]	17 CFR 240.12d2-2(a)(4)
[ ]	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.[1]
[x]	Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, DBX ETF Trust certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

January 3, 2017	By: /s/ Freddi Klassen	President and Chief Executive Officer
Date	Name: Freddi Klassen	Title

1 Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.